Exhibit 99.5

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Magali PAILHE

Robert HAMMOND (U.S.)

Robert PERKINS (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, July 26, 2013

Second quarter and first half 2013 results1

	2Q13	Change vs 2Q12	1H13	Change vs 1H12
Adjusted net income[2]
- in billion euros (B€)	2.7	-3%	5.6	-5%
- in billion dollars (B$)	3.5	-1%	7.3	-4%
- in euros per share	1.19	-4%	2.45	-6%
- in dollars per share	1.55	-2%	3.22	-4%

Net income3 of 2.5 B€ in 2Q13 and 4.1 B€ in 1H13

Net-debt-to-equity ratio of 27.6 % at June 30, 2013

Hydrocarbon production of 2,290 kboe/d in 2Q13

Interim dividend for 2Q13 of 0.59 €/share payable in December 20134

Commenting on the results, Chairman and CEO Christophe de Margerie said:

« With adjusted net income of 2.7 billion euros this quarter, the Group demonstrated its strong resilience in the Upstream despite lower hydrocarbon prices.

The restart of production at Elgin/Franklin in the UK and the first cargo from Angola LNG were notable events of the quarter. Regarding our Upstream projects, the launch of the Egina deep-offshore project and the progress on Yamal LNG illustrate our ability to prepare for the future in a sustainable manner by developing competitive and diverse projects. In this way, the Group expects to benefit from an extended series of start-ups over the next several years.

The Downstream reaped the initial benefits of the restructuring program even though further changes are still necessary to strengthen our position. The modernization of the Antwerp platform announced this quarter is yet another step in this program and demonstrates again that our economic performance is inextricably linked with our social and environmental commitments. »

[1]	Following the application of revised accounting standard IAS 19 effective January 1, 2013, the information for 2012 and 2011 has been restated; however, the impact on such restated results is not significant (see note 1 of the notes to the consolidated financial statements).
[2]	Definition of adjusted results on page 2 – dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period: 1.3062 $/€ in 2Q13, 1.2814 $/€ in 2Q12, 1.3206 $/€ in 1Q13, 1.3134 $/€ in 1H13, and 1.2965 $/€ in 1H12.
[3]	Group share.
[4]	The ex-dividend date for the interim dividend will be December 16, 2013 and the payment date will be December 19, 2013.

• Key figures5

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of euros except earnings per share and number of shares	1H13	1H12	1H13 vs 1H12
46,973	48,130	49,135	-4%	Sales	95,103	100,303	-5%
5,084	5,779	5,698	-11%	Adjusted operating income from business segments	10,863	12,486	-13%
3,025	3,114	3,060	-1%	Adjusted net operating income from business segments	6,139	6,322	-3%
2,325	2,466	2,505	-7%	• Upstream	4,791	5,562	-14%
370	383	378	-2%	• Refining & Chemicals	753	442	+70%
330	265	177	+86%	• Marketing & Services	595	318	+87%
2,699	2,863	2,791	-3%	Adjusted net income	5,562	5,871	-5%
1.19	1.26	1.23	-4%	Adjusted fully-diluted earnings per share (euros)	2.45	2.59	-6%
2,274	2,269	2,264	—	Fully-diluted weighted-average shares (millions)	2,272	2,264	—
2,537	1,537	1,518	+67%	Net income (Group share)	4,074	5,186	-21%
5,712	5,984	4,964	+15%	Investments[6]	11,696	10,904	+7%
1,334	616	980	+36%	Divestments	1,950	2,670	-27%
4,378	5,368	3,984	+10%	Net investments	9,746	8,234	+18%
3,706	3,718	6,167	-40%	Cash flow from operations	7,424	11,434	-35%
5,019	5,209	4,768	+5%	Adjusted cash flow from operations	10,228	9,863	+4%

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of dollars[7] except earnings per share and number of shares	1H13	1H12	1H13 vs 1H12
61,356	63,560	62,962	-3%	Sales	124,908	130,043	-4%
6,641	7,632	7,301	-9%	Adjusted operating income from business segments	14,267	16,188	-12%
3,951	4,112	3,921	+1%	Adjusted net operating income from business segments	8,063	8,196	-2%
3,037	3,257	3,210	-5%	• Upstream	6,292	7,211	-13%
483	506	484	—	• Refining & Chemicals	989	573	+73%
431	350	227	+90%	• Marketing & Services	781	412	+90%
3,525	3,781	3,576	-1%	Adjusted net income	7,305	7,612	-4%
1.55	1.67	1.58	-2%	Adjusted fully-diluted earnings per share (dollars)	3.22	3.36	-4%
2,274	2,269	2,264	—	Fully-diluted weighted-average shares (millions)	2,272	2,264	—
3,314	2,030	1,945	+70%	Net income (Group share)	5,351	6,724	-20%
7,461	7,902	6,361	+17%	Investments[6]	15,362	14,137	+9%
1,742	813	1,256	+39%	Divestments	2,561	3,462	-26%
5,719	7,089	5,105	+12%	Net investments	12,800	10,675	+20%
4,841	4,910	7,902	-39%	Cash flow from operations	9,751	14,824	-34%
6,556	6,879	6,110	+7%	Adjusted cash flow from operations	13,433	12,787	+5%

[5]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 18 and the inventory valuation effect is explained on page 15.
[6]	Including acquisitions.
[7]	Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

• Highlights since the beginning of the second quarter 2013

•	Start-up of Angola LNG, in which the Group has a 13.6% interest

•	Closing the sale of a 25% interest in the Tempa Rossa field in Italy in the Upstream and the sale of the fertilizer business in Europe in the Downstream

•	Signed a framework agreement with Qatar Petroleum International (QPI) whereby QPI will acquire a 15% stake in Total E&P Congo

•	Launched the development of Egina in deep-offshore Nigeria

•	Encountered a horizon of high-quality oil during exploration drilling in offshore block CI-100 in Ivory Coast

•	Expanded exploration acreage, notably with 10 new exploration licenses in Brazil

•	Launched a project to modernize the Antwerp refining and petrochemical platform

•	Completed the modernization of the Port Arthur steam cracker in the United States to capitalize on competitively priced ethane

• Second quarter 2013 results

• Operating income from business segments

In the second quarter 2013, the Brent price averaged 102.4 $/b, a decrease of 5% compared to the second quarter 2012. The European refining margin indicator (ERMI) averaged 24 $/t, a decrease of 37% compared to the second quarter 2012. The environment for petrochemicals was stable in Europe and improved slightly in the United States compared to the same period last year.

The euro-dollar exchange rate averaged 1.31 $/€ in the second quarter 2013, compared to 1.28 $/€ in the second quarter 2012.

In this environment, the adjusted operating income8 from business segments was 5,084 M€, a decrease of 11% compared to the second quarter 2012. Expressed in dollars, the decrease was 9%.

The effective tax rate9 for the business segments was 53.5% in the second quarter 2013 compared to 55.5% in the second quarter 2012, essentially due to an increased contribution of Downstream activities to the pre-tax results of the Group.

Adjusted net operating income from the business segments was 3,025 M€ for the second quarter 2013 compared to 3,060 M€ in the second quarter 2012, a decrease of 1%.

Expressed in dollars, the adjusted net operating income from the business segments was 4.0 B$, an increase of 1% compared to the second quarter 2012. This increase is the result of an increased contribution from Marketing & Services being partially offset by a lower contribution from the Upstream.

[8]	Special items affecting operating income from the business segments had a negative impact of 37 M€ in 2Q13 and a negative impact of 66 M€ in 2Q12.
[9]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

• Net income (Group share)

Adjusted net income was 2,699 M€ in the second quarter 2013 compared to 2,791 M€ in the second quarter 2012, a decrease of 3%. Expressed in dollars, adjusted net income decreased by 1%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value, and special items10:

•	The after-tax inventory effect had a negative impact on net income of 400 M€ in the second quarter 2013 and a negative impact of 959 M€ in the second quarter 2012.

•	Changes in fair value had a negative impact on net income of 24 M€ in the second quarter 2013 compared to a positive impact of 9 M€ in the second quarter 2012.

•	Special items[11] had a positive impact on net income of 262 M€ in the second quarter 2013, comprised essentially of gains relating to the sale of Upstream assets in Italy. In the second quarter 2012, special items had a negative impact of 323 M€.

Net income (Group share) was 2,537 M€ compared to 1,518 M€ in the second quarter 2012.

The effective tax rate for the Group was 55.6% in the second quarter 2013.

Adjusted fully-diluted earnings per share, based on 2,274 million fully-diluted weighted-average shares, was €1.19, compared to €1.23 in the second quarter 2012, a decrease of 4%.

Expressed in dollars, adjusted fully-diluted earnings per share decreased by 2% to $1.55 per share.

• Investments – Divestments12

Investments, excluding acquisitions and including changes in non-current loans, were 4.9 B€ (6.5 B$) in the second quarter 2013, compared to 4.4 B€ (5.6 B$) in the second quarter 2012.

Acquisitions were 500 M€ in the second quarter 2013, comprised essentially of the acquisition of an additional stake in Novatek, the carry agreement for the liquids-rich Utica gas field in the United States, and bonus payments for exploration permits.

Asset sales in the second quarter 2013 increased to 1,061 M€, including mainly the sale of an interest in the Tempa Rossa field in Italy.

Net investments13 were 4.4 B€ (5.7 B$) in the second quarter 2013 compared to 4.0 B€ (5.1 B$) in the second quarter 2012.

[10]	Adjustment items explained on page 15.
[11]	Detail shown on page 18.
[12]	Detail shown on page 19.
[13]	Net investments = investments including acquisitions and changes in non-current loans – asset sales.

• Cash flow

Cash flow from operations was 3,706 M€ in the second quarter 2013, compared to 6,167 M€ in the second quarter 2012. This decrease was mainly due to changes in the working capital of the Upstream between the two periods.

Adjusted cash flow from operations14 was 5,019 M€, an increase of 5% compared to the second quarter 2012. Expressed in dollars, adjusted cash flow from operations was 6.6 B$, an increase of 7% compared to the second quarter 2012.

The Group’s net cash flow15 was negative 672 M€ in the second quarter 2013, compared to positive 2,183 M€ in the second quarter 2012. Expressed in dollars, the Group’s net cash flow was negative 0.9 B$ in the second quarter 2013, compared to positive 2.8 B$ in the second quarter 2012. This decrease was mainly due to changes in the working capital of the Upstream between the two periods.

[14]	Cash flow from operations at replacement cost before changes in working capital.
[15]	Net cash flow = cash flow from operations - net investments.

• First half 2013 results

• Operating income from business segments

Compared to the first half 2012, the average Brent price decreased by 5% to 107.5 $/b in the first half 2013. The European refining margin indicator (ERMI) averaged 25.5 $/t compared to 29.5 $/t in the first half 2012, a decrease of 14%. During the same period, however, the petrochemicals environment on balance improved in Europe and the United States.

The euro-dollar exchange rate averaged 1.31 $/€ compared to 1.30 $/€ in the first half 2012.

In this environment, the adjusted operating income from the business segments was 10,863 M€, a decrease of 13% compared to the first half 201216.

The effective tax rate for the business segments was 55.9% in the first half 2013 compared to 58.0% in the first half 2012.

Adjusted net operating income from the business segments was 6,139 M€ compared to 6,322 M€ in the first half 2012, a decrease of 3%.

Expressed in dollars, adjusted net operating income from the business segments decreased by 2%. This decrease is mainly due to a decrease in Upstream results which was almost completely offset by an increased contribution from the Downstream.

• Net income (Group share)

Adjusted net income was 5,562 M€ in the first half 2013, compared to 5,871 M€ in the first half 2012, a decrease of 5%. Expressed in dollars, adjusted net income decreased by 4%.

Adjusted net income excludes the after-tax inventory effect, special items and the effect of changes in fair value17:

•	The after-tax inventory effect had a negative impact on net income of 451 M€ in the first half 2013 and a negative impact of 369 M€ in the first half 2012.

•	Changes in fair value had a negative impact on net income of 23 M€ in the first half 2013 and a negative impact of 11 M€ in the first half 2012.

•	Special items had a negative impact on net income of 1,014 M€ in the first half 2013, mainly due to a loss on the sale of the Group’s interest in the Voyageur upgrader project in Canada, which was partially offset by a gain on the sale of an Upstream asset in Italy. Special items had a negative impact on net income of 305 M€ in the first half 2012.

Net income (Group share) was 4,074 M€ compared to 5,186 M€ in the first half 2012.

On June 30, 2013, there were 2,277 million fully-diluted shares compared to 2,264 million on June 30, 2012.

Adjusted fully-diluted earnings per share, based on 2,272 million fully-diluted weighted-average shares, was €2.45, a decrease of 6% compared to the first half 2012.

Expressed in dollars, adjusted fully-diluted earnings per share was $3.22 compared to $3.36 in the first half 2012, a decrease of 4%.

[16]	Special items affecting operating income from the business segments had a negative impact of 43 M€ in the first half 2013 and a negative impact of 66 M€ in the first half 2012.
[17]	Adjustment items explained on page 15.

• Investments – divestments18

Investments, excluding acquisitions and including changes in non-current loans, were 9.8 B€ (12.9 B$) in the first half 2013, compared to 8.3 B€ (10.7 B$) in the first half 2012.

Acquisitions were 1.4 B€ (1.9 B$) in the first half 2013, comprised mainly of the acquisition of an additional 6% interest in the Ichthys project in Australia, an additional 0.7% stake in Novatek19, the carry agreement for the liquids-rich Utica gas project in the United States, and bonus payments for exploration permits.

Asset sales in the first half 2013 were 1.5 B€ (1.9 B$)20, comprised mainly of the sale of an interest in the Tempa Rossa field in Italy and all of the Group’s 49% interest in the Voyageur upgrader project in Canada.

Net investments were 9.7 B€ (12.8 B$) in the first half 2013, compared to 8.2 B€ (10.7 B$) in the first half 2012.

• Cash flow

Cash flow from operations was 7,424 M€ in the first half 2013, a decrease of 35% compared to the first half 2012, mainly due to an unfavorable change in working capital.

Adjusted cash flow from operations21 was 10,228 M€, an increase of 4%. Expressed in dollars, adjusted cash flow from operations was 13.4 B$, an increase of 5%.

The Group’s net cash flow22 was negative 2,322 M€ in the first half 2013, compared to positive 3,200 M€ in the first half 2012. Expressed in dollars, the Group’s net cash flow was negative 3.0 B$ in the first half 2013.

The net-debt-to-equity ratio was 27.6% on June 30, 2013, compared to 21.9% on June 30, 201223.

[18]	Detail shown on page 19.
[19]	As of June 30, 2013, the Group owns 16% of the share capital of Novatek.
[20]	This amount does not include the sale of an interest in block 14 in Angola, which was reported in the cash flow statement of the first quarter 2013 as a transaction involving a non-controlling interest.
[21]	Cash flow from operations at replacement cost before changes in working capital.
[22]	Net cash flow = cash flow from operations - net investments.
[23]	Detail shown on page 20.

• Analysis of business segment results

Upstream

Effective July 1, 2012, the Upstream segment no longer includes the activities of New Energies, which are now reported with Marketing & Services. As a result, certain information has been restated according to the new organization.

• Environment – liquids and gas price realizations*

2Q13	1Q13	2Q12	2Q13 vs 2Q12		1H13	1H12	1H13 vs 1H12
102.4	112.6	108.3	-5%	Brent ($/b)	107.5	113.6	-5%
96.6	106.7	101.6	-5%	Average liquids price ($/b)	101.7	108.3	-6%
6.62	7.31	7.10	-7%	Average gas price ($/Mbtu)	6.97	7.10	-2%
69.8	77.4	76.0	-8%	Average hydrocarbon price ($/boe)	73.6	79.0	-7%

*	consolidated subsidiaries, excluding fixed margins.

• Production

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Hydrocarbon production	1H13	1H12	1H13 vs 1H12
2,290	2,323	2,261	+1%	Combined production (kboe/d)	2,306	2,317	—
1,160	1,193	1,218	-5%	• Liquids (kb/d)	1,176	1,224	-4%
6,169	6,137	5,722	+8%	• Gas (Mcf/d)	6,153	5,974	+3%

Hydrocarbon production was 2,290 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2013, an increase of 1% compared to the second quarter 2012, essentially as a result of:

•	+2% for growth from new projects,

•	-3% for normal decline and scheduled maintenance,

•	+2% for the restart of production from Elgin/Franklin in the UK North Sea and from Ibewa in Nigeria,

•	Overall, increased production relating to the improvement of security conditions in Yemen was offset by increased theft and acts of sabotage in Nigeria this quarter.

In the first half 2013, hydrocarbon production was 2,306 kboe/d, stable compared to the first half 2012, essentially as a result of:

•	+3% for growth from new projects,

•	-2% for normal decline and scheduled maintenance,

•	-1% for incidents in 2012 in the UK North Sea and in Nigeria,

•	Overall, increased production relating to the improvement of security conditions in Yemen was offset by increased theft and acts of sabotage in Nigeria during the first half of 2013.

Results

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of euros	1H13	1H12	1H13 vs 1H12
4,308	4,960	4,948	-13%	Adjusted operating income*	9,268	11,456	-19%
2,325	2,466	2,505	-7%	Adjusted net operating income *	4,791	5,562	-14%
527	633	433	+22%	• includes income from equity affiliates	1,160	928	+25%
5,056	5,255	4,227	+20%	Investments	10,311	9,533	+8%
1,112	543	234	x5	Divestments	1,655	982	+69%
2,128	4,150	5,298	-60%	Cash flow from operating activities	6,278	11,064	-43%
4,283	4,186	3,994	+7%	Adjusted cash flow	8,469	8,707	-3%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Upstream segment was 2,325 M€ in the second quarter 2013 compared to 2,505 M€ in the second quarter 2012, a decrease of 7%. Expressed in dollars, the decrease of 5% is explained principally by the change in hydrocarbon prices between the two periods.

The effective tax rate for the Upstream segment was 58.3% in the second quarter 2013, basically identical to that in the second quarter 2012.

Adjusted net operating income from the Upstream segment in the first half 2013 was 4,791 M€ compared to 5,562 M€ in the first half 2012, a decrease of 14%. Expressed in dollars, adjusted net operating income from the Upstream segment was 6,292 M$, a decrease of 13% compared to the first half 2012, explained principally by a decrease in average hydrocarbon prices and an increase in technical costs between the two periods.

The return on average capital employed (ROACE24) for the Upstream segment was 16% for the twelve months ended June 30, 2013, compared to 17% for the twelve months ended March 31, 2013, and 18% for the full year 2012.

[24]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

Refining & Chemicals

• Refinery throughput and utilization rates*

2Q13	1Q13	2Q12	2Q13 vs 2Q12		1H13	1H12	1H13 vs 1H12
1,772	1,763	1,878	-6%	Total refinery throughput (kb/d)	1,769	1,855	-5%
729	627	752	-3%	• France	678	722	-6%
781	866	876	-11%	• Rest of Europe	824	878	-6%
262	270	250	+5%	• Rest of world	267	255	+5%
				Utlization rates**
83%	83%	86%		• Based on crude only	83%	84%
87%	86%	90%		• Based on crude and other feedstock	86%	89%

*	includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.
**	based on distillation capacity at the beginning of the year.

In the second quarter 2013, refinery throughput decreased by 6% compared to the second quarter 2012. The decrease was mainly due to scheduled turnaround at Antwerp and maintenance at Donges this quarter, as well as the closure of the Rome refinery at the end of the third quarter 2012.

In the first half 2013, refinery throughput decreased by 5% compared to the first half 2012, reflecting essentially scheduled turnarounds at the Antwerp and Normandy platforms in 2013, increased maintenance at Donges, as well as the closure of the Rome refinery at the end of the third quarter 2012.

• Results

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of euros (except the ERMI)	1H13	1H12	1H13 vs 1H12
24.1	26.9	38.2	-37%	European refining margin indicator - ERMI ($/t)	25.5	29.5	-14%
357	410	458	-22%	Adjusted operating income*	767	415	+85%
370	383	378	-2%	Adjusted net operating income*	753	442	+70%
113	90	100	+13%	• contribution of specialty chemicals**	203	191	+6%
382	533	501	-24%	Investments	915	930	-2%
208	27	7	x30	Divestments	235	148	+59%
1,303	(288)	625	x2	Cash flow from operating activities	1,015	589	+72%
572	563	599	-5%	Adjusted cash flow	1,135	727	+56%

*	detail of adjustment items shown in the business segment information annex to financial statements.
**	Hutchinson, Bostik, Atotech.

The European refining margin indicator (ERMI) averaged 24.1 $/t in the second quarter 2013, a decrease of 37% compared to the average of the second quarter 2012. Petrochemical margins were on balance stable in Europe and continued to improve in the United States compared to the same period last year.

Adjusted net operating income from the Refining & Chemicals segment was 370 M€ in the second quarter 2013, compared to 378 M€ in the second quarter 2012. Expressed in dollars, adjusted net operating income was 483 M$, stable compared to the same period last year. A more favorable petrochemicals environment in the United States and the initial benefits of the efficiencies and synergies program compensated for lower utilization rates and less favorable refining margins.

Adjusted net operating income from the Refining & Chemicals segment in the first half 2013 was 753 M€, an increase of 70% compared to the first half 2012. Expressed in dollars, adjusted net operating income was 989 M$, an increase of 73% compared to the first half 2012, even while refining margins were declining. This increase was mainly due to an improved petrochemicals environment and the initial benefits of the efficiencies and synergies program.

The ROACE for the Refining & Chemicals segment was 11% for the twelve months ended June 30, 2013, compared to 10% for the twelve months ended March 31, 2013, and 9% for the full year 2012.

Marketing & Services

Effective July 1, 2012, Marketing & Services now includes the activities of New Energies. As a result, certain information has been restated according to the new organization.

• Refined product sales

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Sales in kb/d*	1H13	1H12	1H13 vs 1H12
1,150	1,108	1,166	-1%	Europe	1,129	1,189	-5%
633	607	524	+21%	Rest of world	620	526	+18%
1,783	1,715	1,690	+6%	Total sales volumes	1,749	1,715	+2%

*	Excludes trading and bulk refining sales, includes share of TotalErg.

In the second quarter 2013, sales increased by 6% compared to the second quarter 2012. This increase was driven by sales outside Europe, particularly sales in the Americas, Africa and Asia.

Sales volumes for the first half 2013 increased by 2% compared to first half 2012, mainly due to growth outside Europe, particularly in the Americas, Africa and Asia. Sales volumes in Europe declined by 5%, notably due to lower sales volumes in Italy in connection with the closure of the Rome refinery.

• Results

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of euros	1H13	1H12	1H13 vs 1H12
20,561	20,999	21,519	-4%	Sales	41,560	43,371	-4%
419	409	292	+43%	Adjusted operating income*	828	615	+35%
330	265	177	+86%	Adjusted net operating income*	595	318	+87%
—	(13)	(59)	na	• contribution of New Energies	(13)	(175)	na
242	187	212	+14%	Investments	429	410	+5%
12	38	20	-40%	Divestments	50	65	-23%
414	(93)	(140)	na	Cash flow from operating activities	321	(584)	na
525	434	367	+43%	Adjusted cash flow	959	637	+51%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Marketing & Services sales were 20.6 B€, a decline of 4% compared to the second quarter 2012.

Adjusted net operating income from the Marketing & Services segment was 330 M€ in the second quarter 2013, an increase of 86% compared to the second quarter 2012, mainly due to increased sales volumes of refined products and an improved contribution from New Energies.

Adjusted net operating income from the Marketing & Services segment was 595 M€ in the first half 2013, an increase of 87% compared to the first half 2012. This increase was mainly due to an improved contribution from New Energies (which was negative in first half 2012) and an overall improvement in the Marketing division, particularly in emerging markets.

The ROACE for the Marketing & Services segment was 14% for the twelve months ended June 30, 2013, compared to 13% for the twelve months ended March 31, 2013, and 12% for the full-year 2012.

• TOTAL S.A. parent company accounts

Net income for TOTAL S.A., the parent company, was 3,876 M€ in the first half 2013, compared to 3,116 M€ in the first half 2012.

• Summary and outlook

The ROACE for the Group for the twelve months ended June 30, 2013, was 15% compared to 15% for the twelve months ended March 31, 2013, and 16% for the full year 2012.

Return on equity for the twelve months ended June 30, 2013, was 17%.

The second half of 2013 will be highlighted by Total’s progress on executing its major projects. In the Upstream, following the recent start-up of Angola LNG, the Group should see first oil from the giant Kashagan project in Kazakhstan, as well as benefit from gas and liquids production from the extension of OML 58 in Nigeria. In addition, following the launch of two new deep-offshore projects in 2013, Moho Nord in Congo and Egina in Nigeria, the Group is studying the launch of two additional major projects before year-end: the long-plateau projects of Yamal LNG in Russia and the Fort Hills mining project in Canada.

In the downstream, the commissioning of the Satorp platform in Jubail should be completed by year-end. Together with its partner Saudi Aramco, Total should have one of the most modern and competitive refining and petrochemicals platforms in the world.

At the same time, the Group continues to optimize its portfolio through its asset sale program with, notably, the pending closings of the sale of TIGF in France and the sale of block OML 138 in Nigeria. Based on agreements signed and in negotiation, the Group is confident in its ability to achieve its target of 15-20 B$ in asset sales during 2012-14.

As approved by the Board of Directors on April 25, 2013, Total will pay a first quarter 2013 interim dividend of 0.59 €/share on September 27, 2013.25

At the end of September, the Group will present its strategy and outlook at its annual Investors Day, a part of which will be dedicated to CSR topics.

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To listen to CFO Patrick de La Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)203 367 9457 in Europe or +1 855 402 7764 in the United States. For a replay, please consult the website or call +44(0)203 367 9460 in Europe or +1 877 642 3018 in the United States (code: 282 163).

[25]	The ex-dividend date will be September 24, 2013.

This document does not constitute the Financial Report for the first half which will be separately published, in accordance with article L.451-1-2 III of the French Code monétaire et financier, and is available on the Total website www.total.com or upon request at the company’s headquarters.

This press release presents the first half 2013 results from the consolidated financial statements of TOTAL S.A. as of June 30, 2013. The notes to these consolidated financial statements are available on the TOTAL website www.total.com.

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

15

Operating information by segment

for second quarter and first half 2013

• Upstream

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Combined liquids and gas production by region (kboe/d)	1H13	1H12	1H13 vs 1H12
383	392	429	-11%	Europe	388	464	-16%
688	692	706	-3%	Africa	690	707	-2%
527	542	477	+10%	Middle East	535	494	+8%
70	71	69	+1%	North America	71	69	+3%
171	172	187	-9%	South America	172	185	-7%
229	236	213	+8%	Asia-Pacific	232	213	+9%
222	218	180	+23%	CIS	218	185	+18%
2,290	2,323	2,261	+1%	Total production	2,306	2,317	—
678	681	578	+17%	Includes equity affiliates	679	603	+13%

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Liquids production by region (kboe/d)	1H13	1H12	1H13 vs 1H12
154	166	199	-23%	Europe	160	212	-25%
542	552	573	-5%	Africa	547	570	-4%
320	329	310	+3%	Middle East	324	305	+6%
27	27	25	+8%	North America	27	25	+8%
55	57	60	-8%	South America	56	61	-8%
29	31	25	+16%	Asia-Pacific	30	25	+20%
33	31	26	+27%	CIS	32	26	+23%
1,160	1,193	1,218	-5%	Total production	1,176	1,224	-4%
323	325	311	+4%	Includes equity affiliates	324	305	+6%

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Gas production by region (Mcf/d)	1H13	1H12	1H13 vs 1H12
1,285	1,215	1,264	+2%	Europe	1,250	1,378	-9%
741	707	674	+10%	Africa	724	702	+3%
1,105	1,165	916	+21%	Middle East	1,135	1,029	+10%
242	250	253	-4%	North America	246	249	-1%
649	637	759	-14%	South America	643	711	-10%
1,121	1,151	1,019	+10%	Asia-Pacific	1,136	1,046	+9%
1,026	1,012	837	+23%	CIS	1,019	859	+19%
6,169	6,137	5,722	+8%	Total production	6,153	5,974	+3%
1,900	1,922	1,445	+31%	Includes equity affiliates	1,911	1,609	+19%

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Liquefied natural gas	1H13	1H12	1H13 vs 1H12
2.86	2.90	2.55	+12%	LNG sales* (Mt)	5.76	5.77	—

*	Sales, Group share, excluding trading; 2012 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2012 SEC coefficient

• Downstream (Refining & Chemicals and Marketing & Services)

2Q13	1Q13	2Q12	2Q13 vs 2Q12	Refined product sales by region (kb/d)*	1H13	1H12	1H13 vs 1H12
1,973	1,978	2,060	-4%	Europe	1,975	2,064	-4%
442	448	401	+10%	Africa	445	397	+12%
544	481	509	+7%	Americas	513	475	+8%
520	505	508	+2%	Rest of world	513	538	-5%
3,479	3,412	3,478	—	Total consolidated sales	3,446	3,473	-1%
534	521	542	-1%	Includes bulk sales	528	522	+1%
1,162	1,176	1,246	-7%	Includes trading	1,169	1,236	-5%

*	includes share of TotalErg.

Adjustment items

• Adjustments to operating income

2Q13	1Q13	2Q12	in millions of euros	1H13	1H12
(37)	(6)	(89)	Special items affecting operating income	(43)	(154)
—	(2)	(48)	• Restructuring charges	(2)	(48)
—	(4)	—	• Impairments	(4)	—
(37)	—	(41)	• Other	(37)	(106)
(581)	(88)	(1,384)	Pre-tax inventory effect : FIFO vs. replacement cost	(669)	(538)
(32)	2	11	Effect of changes in fair value	(30)	(14)
(650)	(92)	(1,462)	Total adjustments affecting operating income	(742)	(706)

• Adjustments to net income (Group share)

2Q13	1Q13	2Q12	in millions of euros	1H13	1H12
262	(1,276)	(323)	Special items affecting operating income (Group share)	(1,014)	(305)
287	(1,247)	73	• Gain (loss) on asset sales	(960)	153
—	(26)	(40)	• Restructuring charges	(26)	(40)
—	(3)	(18)	• Impairments	(3)	(38)
(25)	—	(338)	• Other	(25)	(380)
(400)	(51)	(959)	After-tax inventory effect: FIFO vs. replacement cost	(451)	(369)
(24)	1	9	Effect of changes in fair value	(23)	(11)
(162)	(1,326)	(1,273)	Total adjustments affecting net income	(1,488)	(685)

Effective tax rates

2Q13	1Q13	2Q12	Effective tax rate*	1H13	1H12
58.3%	62.7%	58.4%	Upstream	60.6%	59.9%
55.6%	58.8%	56.5%	Group	57.3%	58.8%

*	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates

- dividends received from investments + tax on adjusted net operating income).

Investments - Divestments

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of euros	1H13	1H12	1H13 vs 1H12
4,939	4,854	4,381	+13%	Investments excluding acquisitions*	9,793	8,254	+19%
397	362	319	+24%	• Capitalized exploration	759	669	+13%
9	277	231	-96%	• Change in non-current loans**	286	390	-27%
500	934	437	+14%	Acquisitions	1,434	2,270	-37%
5,439	5,788	4,818	+13%	Investments including acquisitions*	11,227	10,523	+7%
1,061	420	834	+27%	Asset sales	1,481	2,289	-35%
4,378	5,368	3,984	+10%	Net investments**	9,746	8,234	+18%

2Q13	1Q13	2Q12	2Q13 vs 2Q12	in millions of dollars***	1H13	1H12	1H13 vs 1H12
6,451	6,410	5,614	+15%	Investments excluding acquisitions*	12,862	10,701	+20%
519	478	409	+27%	• Capitalized exploration	997	867	+15%
12	366	296	-96%	• Change in non-current loans**	376	506	-26%
653	1,233	560	+17%	Acquisitions	1,883	2,943	-36%
7,104	7,644	6,174	+15%	Investments including acquisitions*	14,746	13,643	+8%
1,386	555	1,069	+30%	Asset sales	1,945	2,968	-34%
5,719	7,089	5,105	+12%	Net investments**	12,800	10,675	+20%

*	Includes changes in non-current loans.
**	Includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.
***	Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	06/30/2013	03/31/2013	06/30/2012
Current borrowings	10,030	10,739	10,642
Net current financial assets	(465)	(535)	(1,552)
Net financial assets classified as held for sale	775	682	—
Non-current financial debt	22,595	22,875	23,260
Hedging instruments of non-current debt	(1,306)	(1,472)	(1,886)
Cash and cash equivalents	(11,558)	(13,415)	(14,998)
Net debt	20,071	18,874	15,466
Shareholders’ equity	72,461	73,846	70,665
Estimated dividend payable	(1,313)	(2,666)	(1,299)
Non-controlling interests	1,701	1,785	1,256
Equity	72,849	72,965	70,622
Net-debt-to-equity ratio	27.6%	25.9%	21.9%

2013 Sensitivities*

	Scenario	Change	Impact on adjusted operating income (e)	Impact on adjusted net operating income (e)
Dollar	1.30 $/€	+0.1 $ per €	-2.2 B€	-0.95 B€
Brent	100 $/b	+1 $/b	+0.24 B€ / 0.31 B$	+0.11 B€ / 0.14 B$
European refining margins (ERMI)	30 $/t	+1 $/t	+0.08 B€ / 0.1 B$	+0.05 B€ / 0.06 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions of the Group’s portfolio in 2013. Actual results could vary significantly from estimates based on the application of these sensitivities.

The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 70% respectively. The remaining impact is essentially on the Refining & Chemicals segment.

Return on average capital employed

• Twelve months ended June 30, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	10,374	1,687	1,107	12,679
Capital employed at 06/30/2012*	58,668	16,014	8,003	83,729
Capital employed at 06/30/2013*	69,644	15,998	7,511	90,858
ROACE	16.2%	10.5%	14.3%	14.5%

• Twelve months ended March 31, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	10,554	1,695	954	12,764
Capital employed at 03/31/2012*	57,382	15,790	7,485	82,009
Capital employed at 03/31/2013*	67,187	17,096	7,503	90,694
ROACE	16.9%	10.3%	12.7%	14.8%

• Full-year 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	11,145	1,376	830	12,927
Capital employed at 12/31/2011*	56,910	15,454	6,852	79,976
Capital employed at 12/31/2012*	63,862	15,726	6,986	84,152
ROACE	18.5%	8.8%	12.0%	15.8%

*	at replacement cost (excluding after-tax inventory effect).